ROPES & GRAY LLP ONE INTERNATIONAL PLACE BOSTON, MA 02110-2624 617-951-7000 F 617-951-7050 BOSTON NEW YORK PALO ALTO SAN FRANCISCO TOKYO WASHINGTON, DC www.ropesgray.com

March 13, 2009	William Wheeler
(617) 235-4973
william.wheeler@ropesgray.com

BY EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Allianz Funds Multi-Strategy Trust (Registration Nos. 333-148624 and 811-22167)

Ladies and Gentlemen:

On behalf of Allianz Funds Multi-Strategy Trust, a Massachusetts business trust (the “Trust”), we are today filing, pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended (the “Act”), by electronic submission via EDGAR, Post-Effective Amendment No. 6 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”).

In addition to Part C, the Amendment includes the following documents:

1.	Prospectuses for Class A and Class C, Class D, Class P and Institutional Class shares of the Allianz NFJ Global Dividend Value Fund (the “Fund”), a new series of the Trust;

2.	The Statement of Additional Information of the Fund; and

3.	The Allianz Funds, Allianz Multi-Strategy Funds and PIMCO Funds Shareholders’ Guide for Class A, B, C and R Shares, which is a part of the Fund’s Statement of Additional Information.

The Amendment is being submitted to register Class A, Class C, Class D, Class P and Institutional Class shares of the Fund.

No fees are required in connection with this filing. Please direct any questions you may have with respect to this filing to me (at 617-951-7663) or to George B. Raine (at 617-951-7556) of this firm.

Sincerely yours,

/s/ William R. Wheeler
William R. Wheeler, Esq.

cc:	E. Blake Moore, Jr.

Richard H. Kirk, Esq.

Brian S. Shlissel

Thomas J. Fuccillo, Esq.

David C. Sullivan, Esq.

Michael G. Doherty, Esq.

George B. Raine, Esq.

Christopher J. Perriello, Esq.